UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a letter to shareholders from Herbjorn Hansson, Chairman and CEO of Nordic American Tanker Shipping Limited, issued on March 4, 2009.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Letter to Shareholders from the Chairman & CEO

Hamilton, Bermuda, March 4, 2009

Dear Shareholder,

Shareholders often contact us to learn more about the situation of the Company. This is especially so given the current volatile state of the international financial markets. Therefore, I am writing this message to you – my last message to you was on October 13, 2008.

In short, the Company is in a very good position:

•	strong balance sheet, with no net debt and a credit line of $500 million which offers the Company financial flexibility
•	low cash breakeven
•	full pay out dividend model

We often receive questions about our dividend.  We have a full pay out policy and the Company has paid a dividend for 46 consecutive quarters since the autumn of 1997 when the first three vessels were delivered to the Company and commenced operations.

We estimate that our cash break-even for our trading fleet of 13 vessels is below $10,000 per day per vessel.  When the spot suezmax tanker rates are above this level, the Company can be expected to pay a dividend. The break-even rate is the amount of average daily revenues for our vessels in the spot market which would cover our vessels operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges. This cash break-even rate is very low compared with other companies in the industry.

The amount of dividend per share is above all a reflection of the level of the spot tanker market during the relevant quarter and the number of shares outstanding. For the whole year 2008, the Company’s dividend was $5.26. Following the equity offering in January this year, the Company has 37,893,679 shares outstanding.

In the Company’s Q4 2008 report to shareholders on February 13 this year, the Board of NAT reiterated that the Company is committed to continuing its full pay out dividend policy.

So far into the first quarter of 2009, at the time of this writing, we observe a spot suezmax tanker market which on average is about at the same level as the fourth quarter of 2008. The average rates for our vessels were about $40,000 per day during the fourth quarter. As a matter of policy, we do not predict short term spot rates for tankers, above all, because short term freight rates are notoriously difficult to predict.

NAT is ready for expansion when the time is right.

We thank you for your continued interest in NAT. Our dividend policy remains the same as in the past. The Company is positioned to reap the benefits in a strong freight market and to withstand any pressure in a weaker environment.

Sincerely,
Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sand fjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: March 5, 2009	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

SK 01318 0002 972690